Building on a

# Art's-Way

Tradition of Quality



P.E.
11-30-02

MAR 27 2003

## Art's-Way Manufacturing Co., Inc.

**2002**
**Annual Report**
**Form 10-K**

## FINANCIAL HIGHLIGHTS
## FOR THE FISCAL YEARS ENDED
## NOVEMBER 30, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Sales | $ 10,900,000 | $ 10,891,000 |
| Net Income (Loss) | $ 569,000 | $ (2,382,000) |
| Pre Tax Return on Sales | 5.26% | (21.27%) |
| Return on Stockholders' Equity | 18.16% | (135.02%) |
| Total Assets | $ 5,921,000 | $ 6,755,000 |
| Stockholders' Equity | $ 3,133,000 | $ 1,764,000 |
| Per Share | | |
| Basic Net Income (Loss) | $ .31 | ($1.86) |
| Diluted Net Income (Loss) | $ .31 | ($1.86) |
| Book Value | $ 1.62 | $1.37 |
| Dividends | Nil | Nil |
| Basic Weighted Average Shares Outstanding | 1,808,423 | 1,279,613 |
| Diluted Weighted Average Shares Outstanding | 1,811,439 | 1,279,613 |

**The Annual Meeting of the Shareholders of *Art's-Way Manufacturing Co., Inc.*, will be held on April 24, 2003 at 10:00 A.M. at One Pacific Place, Suite 800, 1125 South 103 Street, Omaha, Nebraska 68124.**

## To Our Shareholders

We are pleased to report to you that our efforts to turn your company around have been successful. Much hard work and attention to detail have begun to provide the return to profitability that we indicated would happen in our 2001 Annual Report, Form 10-K.
Our sales remained essentially at the 2001 level, but our cost reduction efforts have had a positive effect on our 2002 financial performance.

The Agricultural markets we serve continue to remain depressed and many federal and state programs have been tried to help the markets seek a positive direction. Despite these generally poor market conditions, your company did experience some minor resurgence in the sugar beet harvesting segment and we were able to hold our own in the feed rationing and land maintenance sectors. We did suffer somewhat of a decline in our core OEM offerings while gaining some new OEM business in the lawn care industry. Our parts business saw a positive growth as we provided better parts order fulfillment and more timely deliveries. As we have leaned your company down, we have found new ways to become more responsive to market opportunities especially in the sugar beet equipment sector. We were able to take advantage of requests for additional defoliating equipment in September of 2002 and we were able to build and sell additional beet harvesting equipment in November of 2002 after the beet harvest had ended. Tackling these challenges has helped build our confidence and enabled us to prove to ourselves that we can be a more customer responsive organization. These efforts have brought about improvements in our job scheduling, component purchasing and manufacturing areas.

A major event took place in February 2002 with the cash infusion by J. Ward McConnell, Jr. Mr. McConnell assumed the position of "Chairman of the Board" at that time and has played a very active role in positioning your company to be more profitable in 2003 and the years ahead. This event allowed us to pay down our past due payables and establish a more positive relationship with our key suppliers. A result was our ability to bring in critical raw materials on a more timely basis and keep our manufacturing operations running smoothly. These changes have positively impacted our manufacturing efficiencies. The cash infusion and demonstrated operational changes have been instrumental in allowing us to establish a more positive relationship with our financial institutions and establish new banking opportunities. All these activities have revitalized your company and helped to instill in it a more positive "Can Do" attitude.

Your company has been diligent in paying down its debt and this has helped our borrowing availability on our revolving line of credit. Your company has also been successful in further reducing inventory levels through the year 2002. This has been accomplished by building out our unique raw material and work in process product through to finished goods.

This methodology allows us to recover full value for those items, as opposed to receiving distressed or scrap value. In addition, we have found ways to better utilize some of our slow moving inventory by modifying it into components that are currently usable. We have also been able to move a substantial amount of older inventory through our replacement parts function. We had requests for parts that have not had activity in the past three years. The sales volume in this segment was much higher than we anticipated at the start of the year.

We have had success in replacing and adding new people to our key staff positions. We replaced our chief financial officer with a very capable person, Seth LaBore, who takes over the role of Finance Manager. We were successful in finding a very capable person to take over our manufacturing effort. Joel Taylor is our Manufacturing Manager and is dedicated to improving our manufacturing efficiency. His effort had an immediate effect on labor efficiency in the last half of 2002, but the area has been structured so we can realize at least a 25% gain in 2003. We also added a new Sales Manager, Kevin Zahrt, who will concentrate on expanding our sales force to provide suitable coverage for all of North America. Producing timely sales promotions and meaningful new sales literature for our dealer network also falls to Kevin. We are pleased with the team we have been able to assemble and feel this group will be able to grow your company in sales, manufacturing "Through Put" and total profitability.

One year ago we stated that your company looked forward to 2002 with optimism. We have been able to demonstrate why we had such enthusiasm. We have even stronger feelings for the year 2003. We have reduced our cost of operation and will continue to work on additional opportunities in this area. We have broader sales coverage in North America and a more concentrated internal selling effort. Our manufacturing effort has showed improvement and will continue to develop more efficient ways to produce our products. Our engineering effort will accomplish some much needed improvements to our product offerings in 2003. Most importantly the niche markets for our sugar beet harvesting equipment and our feed rations equipment will be stronger in 2003 than in 2002. This is being driven by a very successful sugar beet harvest in North Dakota, Minnesota and Michigan. We will be selling products offerings we acquired over the last 5 years and never handled in a successful way and our attention to our service parts offerings will be much greater than in any recent year.

Your company is poised to improve its journey to financial health and improved profitability. We are committed to share that improvement with you and will do so by issuing quarterly reports to you our shareholders commencing the end of the first quarter of 2003.

John C. Breitung
President

J. Ward McConnell, Jr.
Chairman of the Board

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended November 30, 2002
Commission File No. 0-5131

ART'S-WAY MANUFACTURING CO., INC.

| | |
|---|---|
| DELAWARE | 42-0920725 |
| State of Incorporation | I.R.S. Employee Identification No. |
| Armstrong, Iowa | 50514 |
| Address of principal executive offices | Zip Code |

Registrant's telephone number, including area code: (712) 864-3131

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common stock $.01 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or informational statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2). Yes No X

Aggregate market value of the voting stock held by non-affilates of the Registrant on May 31, 2002, end of second fiscal quarter: $3,446,547

Number of common shares outstanding on February 13, 2003: 1,938,176

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Proxy Statement for the Registrant's 2003 Annual Meeting of Stockholders to be filed within 120 days of November 30, 2002 are incorporated by reference into Part III.

Art's-Way Manufacturing Co., Inc.

Index to Annual Report
on Form 10-K

## PART I

### Item 1. Description of Business

#### (a) General Development of Business

Art's-Way Manufacturing Co., Inc. (the "Company" or "Art's-Way") began operations as a farm equipment manufacturer in 1956. Its manufacturing plant is located in Armstrong, Iowa.

During the past five years, the business of the Company has remained substantially the same.

#### (b) Recent Events

On February 25, 2003, the Company's secured lender granted the Company forbearance on the lender's ability to call the Company's debt in relation to the Company's past violations of the debt's financial covenants through December 1, 2003. The amendment and forbearance agreement waives the Company's requirements to comply with the financial covenants of the loan agreement through December 1, 2003. The lender has retained its rights and remedies under the loan agreement if an additional event of default occurs, if a material adverse change occurs as defined in the agreement, or if the Company fails to comply with any other parts of the loan agreement.

The amendment and forbearance agreement also reduces the maximum borrowings available under the revolving line of credit to $2,000,000. As of November 30, 2002, the Company had $1,038,000 of availability remaining on the revolving line of credit. The revolving line of credit is shown as a current liability in the Company's financial statements, as of November 30, 2002, as it is the Company's intention to pay the revolving line of credit within the next year.

#### (c) Financial Information About Industry Segments

In accordance with accounting principles generally accepted in the United States of America, Art's-Way has only one industry segment, metal fabrication.

#### (d) Narrative Description of Business

The Company manufactures specialized farm machinery under its own and private labels.

Equipment manufactured by the Company under its own label includes: portable and stationary animal feed processing equipment and related attachments used to mill and mix feed grains into custom animal feed rations; a high bulk mixing wagon to mix animal feeds containing silage, hay, and grain; a line of mowers and stalk shredders; minimum till seed bed preparation equipment; sugar beet and potato harvesting equipment; and a line of land maintenance equipment, edible bean equipment, and grain drill equipment.

Private label manufacturing of farm equipment accounted for 26%, 30%, and 31% of total sales for the years ended November 30, 2002, 2001, and 2000, respectively.

Art's-Way labeled products are sold by farm equipment dealers throughout the United States. There is no contractual relationship with these dealers to distribute Art's-Way products, and dealers may sell a competitor's product line but are discouraged from doing so.

Raw materials are acquired from domestic sources and normally are readily available.

The Company maintains manufacturing rights on several of its products covering unique aspects of design and has trademarks covering product identification. The Company pays royalties for use of certain manufacturing rights. In the opinion of the Company, its trademarks and licenses are of value in securing and retaining business.

Sales of the Company's agricultural products are seasonal; however, through the development of mowers, shredders and beet harvesting machinery coupled with private labeled products, the impact of seasonality has been decreased because the peak periods occur at different times. The Company, similar to other manufacturers in the farm equipment industry, is affected by factors peculiar to the farm equipment field, including items such as fluctuations in farm income resulting from the change in commodity prices, crop damage caused by weather and insects, government farm programs, and other unpredictable variables such as interest rates.

The Company has an OEM supplier agreement with Case New Holland, Inc. (CNH). Under the OEM agreement the Company has agreed to supply CNH's requirements for certain feed processing, tillage equipment, and service parts under CNH's label. The agreement has no minimum requirements and can be cancelled upon certain conditions. For the years ended November 30, 2002, 2001, and 2000, sales to Case aggregated approximately 17%, 20%, and 22% of total sales, respectively.

The feed processing products, including private labeled units, compete with similar products of many other manufacturers. There are estimated to be more than 15 competitors producing similar products, although total market statistics are not available. The Company's products are competitively priced with greater diversity than most competitor product lines. Beet harvesting equipment is manufactured by three companies that have a significant impact on the market. The Company's share of this market is estimated to be about 45%. Other products such as mowers, shredders, and grain drills are manufactured by approximately 20 other companies; however, the Company believes its products are competitively priced and their quality and performance are above average in a market where price, product performance, and quality are principal elements.

Another important part of the Company's business is after market service parts that are available to keep its branded and OEM produced equipment operating to the satisfaction of the end user of the Company's products.

The backlog of orders on February 3, 2003 was approximately $3,693,000 compared to approximately $1,750,000 a year ago. The order backlog is expected to be shipped during the current fiscal year.

The Company currently does no business with any local, state, or federal government agencies.

The Company is engaged in experimental work on a continual basis to improve the present products and create new products. Research costs for the current fiscal year were primarily expended on the continuing development of beet harvesting equipment and mower decks. All research costs are expensed as incurred. Such costs approximated $12,000, $125,000, and $302,000 for the years ended November 30, 2002, 2001, and 2000, respectively. (See also note 1 to the Financial Statements).

The Company is subject to various federal, state and local laws and regulations pertaining to environmental protection and the discharge of materials into the environment. The Company does not anticipate any future expenses or capital expenditures relating to compliance with such regulations.

During the year ended November 30, 2002, the Company had peak employment of 86 full-time employees, of which 72 were factory and production employees, 2 were engineers and engineering draftsman, 10 were administrative employees, and 2 were in sales and sales management. Employee levels tend to fluctuate based upon the seasonality of the product line.

The Company's employees are not unionized. There has been no work stoppage in the Company's history and no stoppage is, or has been, threatened. The Company believes its relationship with its employees is good.

(e) Financial Information about Foreign and Domestic Operation and Export Sales

The Company has no foreign operations. Its export sales, primarily to Canada and Denmark, accounted for less than 1% of sales and less than 1% of operating income (loss) in the years ended November 30, 2002, 2001 and 2000.

Item 2. Properties

The existing executive offices, production, and warehousing facilities of Art's-Way are built of hollow clay block/concrete and contain approximately 240,000 square feet of usable space. Most of these facilities have been constructed since 1965 and are in good condition. The Company owns approximately 127 acres of land west of Armstrong, Iowa, which includes the factory and inventory storage space. The Company currently leases excess land to third parties for farming.

Item 3. Legal Proceedings

Various legal actions and claims are pending against the Company consisting of ordinary routine litigation incidental to the business. In the opinion of management, adequate provisions have been made in the accompanying financial statements for all pending legal actions and other claims. (See also note 13 to the Financial Statements.)

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable.

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters

(a) Price Range of Common Stock

Per Common Stock Bid Prices by Quarter

| | Year ended November 30, 2002 | | Year ended November 30, 2001 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | 2.200 | 1.620 | 3.188 | 2.750 |
| Second Quarter | 3.450 | 2.050 | 2.938 | 1.950 |
| Third Quarter | 3.300 | 2.250 | 2.340 | 2.000 |
| Fourth Quarter | 4.970 | 2.750 | 2.250 | 1.870 |

The Common Stock trades on The NASDAQ Small Cap Stock Market under the symbol ARTW. The range of closing bid prices shown above are as reported by the Small Cap NASDAQ. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

(b) Approximate Number of Equity Security Holders

| Title of Class | Approximate number of Round Lot Shareholders as of February 5, 2003 |
|---|---|
| Common Stock, $.01 Par Value | 340 |

(c) Dividend Policy

Holders of Common Stock of the Company are entitled to a pro rata share of any dividends as may be declared, from time to time, from funds available and to share pro rata in any such distributions available for holders of Common Stock upon liquidation of the Company. The Company has not paid a dividend during the past five years, and is currently restricted by its loan covenants from paying any dividends.

(d) Equity Compensation Plan Information

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 15,000 | $3.03 | 0 |
| Equity compensation plans not approved by security holders | 25,000 | $2.406 | 20,000 |
| Total | 40,000 | | 20,000 |

Item 6. Selected Financial Statement Data

The following tables set forth certain information concerning the Statements of Operations and Balance Sheets of the Company and should be read in conjunction with the Financial Statements and the notes thereto appearing elsewhere in this Report.

(a) Selected Statement of Operations Data (In Thousands of Dollars, Except Per Share Amounts)

| | Year Ended November 30, 2002 | Year Ended November 30, 2001 | Year Ended November 30, 2000 | Year Ended November 30, 1999 | Year Ended November 30, 1998 |
|---|---|---|---|---|---|
| Net Sales | $10,900 | $10,891 | $14,229 | $17,227 | $23,633 |
| Net Income (Loss) | $ 569 | $(2,382) | $ (2,166) | $ (630) | $ (324) |
| Net Income (Loss) Per Share | | | | | |
| Basic | $.31 | $ (1.86) | $ (1.72) | $ (.50) | $ (.26) |
| Diluted | $.31 | $ (1.86) | $ (1.72) | $ (.50) | $ (.26) |
| Common Shares and Equivalents Outstanding: | | | | | |
| Basic | 1,808,423 | 1,279,613 | 1,256,351 | 1,248,456 | 1,245,931 |
| Diluted | 1,811,439 | 1,279,613 | 1,256,351 | 1,248,456 | 1,245,931 |

(a) Selected Balance Sheet Data (In Thousands of Dollars, Except Per Share Amounts)

| | November 30, 2002 | November 30, 2001 | November 30, 2000 | November 30, 1999 | November 30, 1998 |
|---|---|---|---|---|---|
| Total Assets | $5,921 | $6,755 | $10,707 | $15,078 | $16,854 |
| Current Liabilities | $2,080 | $4,719 | $6,308 | $8,438 | $7,885 |
| Long-Term Debt | $ 521 | $ 272 | $ 345 | $ 420 | $ 2,160 |
| Total Debt | | | | | |
| Current and Long-Term | $1,197 | $3,308 | $4,252 | $5,709 | $6,888 |
| Other Long-Term Obligations | $ 187 | - | - | - | - |
| Dividends Per Share | $ .00 | $ .00 | $ .00 | $ .00 | $ .00 |

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements below ("Cautionary Statements") include the Company's degree of financial leverage, the factors described in Item 1(a and b) of this report, risks associated with acquisitions and in the integration thereof, risks associated with supplier/OEM agreements, dependence upon the farm economy and the impact of competitive services and pricing, as well as other risks referenced from time to time in the Company's filings with the SEC. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

The following discussion and analysis of financial condition and results of operations of the Company are based on the Financial Statements and the notes thereto included herein.

(a) and (b) Liquidity and Capital Resources

Twelve months ended November 30, 2002

The Company's main source of funds was sale of stock for $800,000 along with the reduction in accounts receivable and inventory. The reduction in accounts receivable can be attributed to the increased effort and efficiency of the Company's collection practices. The reduction in inventories resulted from building products to sold orders and the Company's concentrated efforts to reduce inventory levels.

The positive cash flow from operations of $1,525,000 was primarily used to reduce bank loans by $2,111,000. Capital expenditures for the year ended November 30, 2002 were $142,000.

Twelve months ended November 30, 2001

The Company's main source of funds was a reduction in accounts receivable and inventories. The reduction in accounts receivable resulted primarily from the lower sales volume. The reduction in inventories resulted from a combination of lower production activity necessitated by lower volume and an inventory writedown following an auction conducted in November 2001 to sell excess and obsolete inventory.

The positive cash flow from operations was used in part to reduce bank loans by $944,000. Capital expenditures for the year ended November 30, 2001 were $59,000.

Twelve months ended November 30, 2000

The Company's main source of funds was a reduction in accounts receivable and inventories. The accounts receivable decrease resulted primarily from the lower sales volume. The reduction in inventories resulted from the lower production activity necessitated by lower volume combined with the Company's concentrated efforts to reduce inventory levels. The positive cash flow from operations allowed for a reduction in bank borrowings. There were no capital expenditures during the fiscal year ended November 30, 2000.

Capital Resources

The Company has a credit agreement with a lending institution (lender) that provides for a revolving line of credit (credit facility) and a term loan, and expires December 1, 2003. The credit facility allows for borrowings subject to borrowing base percentages on the Company's account receivable and inventory, and allows for letters of credit up to $100,000. At November 30, 2002, the Company had borrowed $319,222 on the revolving line of credit, had $605,371 outstanding on the term loan and had $100,000 in outstanding letters of credit. At November 30, 2001, the Company had borrowed $2,073,704 on the revolving line of credit, had $889,771 outstanding on the term loan and had $100,000 in outstanding letters of credit. At November 30, 2002 and 2001, $1,038,000 and $68,000 were available for borrowings, respectively. The interest rate is based on the lender's referenced rate and is variable based upon certain performance objectives. Under the terms of the agreement, the Company will not pay more than 4% over the reference rate, nor less than the reference rate during the term of the agreement. The outstanding borrowings bear interest at 8.25% at November 30, 2002 and 9.00% at November 30, 2001. The principal amount of the term loan is repayable in monthly installments of $23,700 with the remaining unpaid balance due on December 1, 2003.

All loans, advances and other obligations, liabilities, and indebtedness of the Company are secured by all present and future assets. The Company pays an unused line fee equal to three-eighths of 1% of the unused portion of the revolving line of credit. The Company's cash account has been restricted by the lender, such that any available cash is used to pay down on the credit facility.

During 1999, the Company was notified by its lender that the Company did not fit the lender's customer profile and was requested to relocate its financing needs.

At November 30, 2000 and 1999, the Company was in default of a loan covenant, the fixed maturity coverage ratio, of their credit facility and term loan. The lender notified the Company that the current loan agreement provided that the lender may, as a result of any event of default, accelerate the payment of all obligations. As a result, all borrowings associated with this lender had been classified as current. The lender did not call for the acceleration of the payment of all obligations, but retained the right to do so at any time.

The initial term of the loan agreement ended on August 31, 2000. In a letter dated May 26, 2000, the Company was notified that the lender did not intend to extend the term of the loan agreement beyond the termination date. Therefore, all of the obligations outstanding under the credit agreement and term loan amounting to $4,383,825 at August 31, 2000 were due and payable on August 31, 2000.

During the period between August 31, 2000 and August 31, 2001, the loan agreement was amended several times to provide for extensions of various lengths from 30 days to 90 days. On September 1, 2001, the lender sold the loan to another lending institution (new lender). Under this arrangement, the Company continued to operate under the same terms as existed prior to the sale. The new lender granted extensions from September 1, 2001 through November 15, 2001. On February 25, 2003, the lender granted forbearance and waived its right to demand payment because of existing covenant defaults until December 1, 2003. Therefore, the portion of the term loan not due until December 1, 2003 has been classified as long-term debt in the Company's financial statements at November 30, 2002.

The amendment and forbearance agreement also reduces the maximium borrowings available under the revolving line of credit to $2,000,000. As of November 30, 2002, the Company had $1,038,000 of availability remaining on the revolving line of credit. The revolving line of credit is shown as a current liability in the Company's financial statements, as of November 30, 2002, as it is the Company's intention to pay the revolving line of credit within the next year.

Management is continuing to evaluate alternative financing opportunities. Management believes alternative long-term financing can be obtained from different lenders on acceptable terms and that the Company will be able to meet its obligations under a new credit agreement when completed.

In February 2002, the Company sold 640,000 shares of common stock to an existing shareholder, Mr. J. Ward McConnell, Jr. at estimated fair value. Proceeds from the sale of the stock were $800,000. Mr. McConnell has agreed that without prior approval of the Board of Directors, excluding himself and his son, he will not acquire as much as fifty percent (50%) of the Company's common stock and will not take the Company private. Immediately after the transaction, Mr. McConnell was elected as Chairman of the Board of Directors of the Company. His son, Mr. Marc McConnell is also a Board Member.

The stock sale proceeds were used to pay down accounts payable and term debt. The Company is mindful of the necessity to continue to control its costs. The Company intends to finance its working capital and pay down its debt through cash from operations and alternative financing sources assuming such negotiations are successful. The Company believes that the infusion of capital from Mr. McConnell allowed it to successfully complete negotiations with its current secured lender.

The Company's current ratio and its working capital are as shown in the following table:

| | November 30, 2002 | November 30, 2001 | November 30, 2000 |
|---|---|---|---|
| Current Assets | $4,340,395 | $5,295,583 | $ 8,610,676 |
| Current Liabilities | 2,080,111 | 4,718,551 | 6,308,381 |
| Working Capital | $2,260,284 | $ 577,032 | $ 2,302,295 |
| Current Ratio | 1.9 | 1.1 | 1.4 |

Current liabilities at November 2001 and 2000 include $605,371 and $995,600, respectively, of the Company's term debt as a result of the Company's noncompliance under its debt agreement with its secured lender.

The Company believes the funding expected to be generated from operations and its existing borrowing capacity will be sufficient to meet working capital and capital investment needs.

(c) Results of Operations

Twelve months ended November 30, 2002 compared to the twelve months ended November 30, 2001

Revenues of $10,900,000 for 2002 were comparable to 2001 revenues of $10,891,000. The Company recorded a net profit of $569,000 ($.31 per share) in 2002 compared to a net loss of $2,382,000 ($1.86 per share) in 2001. Revenue from Art's-Way branded products increased 3% while OEM sales decreased 10%. Although there is a continuing weakness in the farm economy, the demand for beet equipment increased as a result of higher beet prices. Sales for our feed processing and land maintenance equipment are above expectations and replacement parts sales remain strong.

Gross profit, as a percent of sales was 25% for 2002 compared to 5% for 2001. As is shown on the statement of operations for 2001, the Company experienced losses from disposition of excess and obsolete inventory of $1,082,000 and an asset impairment writedown on tooling related to product lines that have been abandoned of $547,000. The gross profit, as a percent of sales for 2001 would have been 19%, had these two losses not occurred. Futher cost cutting programs increased gross profit by $639,000 for 2002 as compared to 2001.

Operating expenses in 2002 decreased $441,000 from 2001. As a percent of sales, operating expenses were 18% and 22%, respectively, when comparing 2002 and 2001. Engineering expenses were $204,000 lower than in 2001 due to cost reduction programs. Selling expenses increased $23,000 in 2002 as a result of higher commissions and increased sales force when compared to 2001.

Other expenses decreased $173,000 in 2002 versus 2001. This was a result of lower bank borrowings combined with prime interest rate reductions.

Twelve months ended November 30, 2001 compared to the twelve months ended November 30, 2000

Revenues decreased 23% to $10,891,000 from $14,229,000 while the Company recorded a net loss of $2,382,000 ($1.86 per share) compared to a net loss of $2,166,000 ($1.72 per share) in 2000. Revenues from Art's-Way branded products were down 23% while OEM sales decreased 26%. The reduction in sales reflects the continuing weakness in the farm economy. The sugar beet industry continued to be in distress, with the processing plants moving from private ownership to co-operative ownership and due to increasing competition from foreign sugar producing sources. Demand for our feed processing and land maintenance equipment is above expectations and replacement parts sales remain strong.

Gross profit, as a percent of sales was 5% as compared to 17% for 2000. As is shown on the statement of operations for 2001, the Company experienced losses from disposition of excess and obsolete inventory of $1,082,000 and an asset impairment writedown on tooling related to product lines that have been abandoned of $547,000. Had these two losses not occurred, the gross profit, as a percent of sales would have been 19%.

Operating expenses were down $860,000 from 2000 as a result of cost cutting efforts in January 2001. As a percent of sales, operating expenses were 22% and 23%, respectively, for 2001 and 2000.

Other expense decreased $306,000 from 2000. This was a result of lower bank borrowings combined with prime interest rate reductions.

Utilization of Deferred Tax Assets

The Company has established a deferred tax asset valuation allowance of approximately $1,913,000 at November 30, 2002, due to the uncertainty of realizing its deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

For tax purposes, the Company has available at November 30, 2002, net operating loss carryforwards of approximately $3,483,000 which will begin to expire in the year 2013. The Company also has approximately $110,000 of research and development credits and $41,000 of state tax credits which begin to expire in the years 2007 and 2008, respectively.

(d) Critical Accounting Policies

The Company has identified the following accounting policies as critical to their operations.

Revenue Recognition - Revenue from sales of products is recognized when risk of ownership and title pass to the buyer.

Inventory Valuation – Inventories are stated at the lower of cost or market, and cost is determined using the first-in, first-out (FIFO) method. Management monitors the carrying value of inventories using inventory control and review processes that include, but are not limited to, sales forecast review, inventory status reports, and inventory reduction programs. The Company records inventory writedowns to market based on expected usage information for raw materials and historical selling trends for finished goods. Writedowns of inventory create a new cost basis. Additional writedowns may be necessary if the assumptions made by management do not occur. The Company has classified inventories not expected to be consumed in its manufacturing process or its parts fulfillment business within the Company's normal operating cycle as a non-current asset in the accompanying balance sheets.

During the fourth quarter of 2001, the Company held an auction to sell excess and obsolete inventory that resulted in a loss of $1,082,441. The Company obtained better market information in regards to its aging inventory, leading to a writedown of inventory of approximately $300,000 in the fourth quarter of 2001.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(e) Effect of New Accounting Standards

During June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, *Accounting for Asset Retirement Obligations*. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In October 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, replacing SFAS 121, *Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of*. The Company is adopting the provisions of SFAS 144 during the first quarter of fiscal 2003, as required. The Company is currently evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual finacial statements about its obligations under guarantees. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified the guarantor has undertaken in issuing the guarantee. The initial recognition and initial measurement after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of the adoption of this Interpretation and has not yet determined the effect of adoption on its financial positions and results of operations.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation – Trasition and Disclosure*. This Statement amends SFAS 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS 123 are effective for financial statements for fiscal years ending after December 15, 2002. The Company is currently evaluating the impact of adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk primarily from changes in interest rates associated with the variable rates on its debt and its accounts receivable financing.

Item 8. Financial Statements and Supplemental Data

Selected Quarterly Financial Data
(Unaudited) (all figures in thousands of dollars except per share amounts)

| Quarter ending | Feb'28 | May 31 | Aug'31 | Nov'30 |
|---|---|---|---|---|
| 2002 | | | | |
| Revenues | $ 2,642 | 2,253 | 3,227 | 2,778 |
| Gross Profit | 571 | 642 | 847 | 710 |
| Income from Operations | 26 | 96 | 335 | 345 |
| Interest and Other Expense | 75 | 66 | 69 | 19 |
| Income (Loss) before Taxes | (49) | 30 | 265 | 327 |
| Income Tax Expense | - | - | - | 4 |
| Net Income (Loss) | (49) | 30 | 265 | 323 |
| Income (Loss) per Share | $ (0.03) | 0.02 | 0.14 | .18 |
| | | | | |
| 2001 | | | | |
| Revenues | $ 2,990 | 2,410 | 2,615 | 2,876 |
| Gross Profit (Loss) | 474 | 637 | 513 | (1,130) |
| Income (Loss) from Operations | (112) | 84 | 11 | (1,898) |
| Interest and Other (Income) Expense | 175 | 128 | 113 | (14) |
| Loss before Taxes | (287) | (44) | (102) | (1,884) |
| Income Tax Expense | - | - | - | 65 |
| Net Loss | (287) | (44) | (102) | (1,949) |
| Loss per Share $ | (0.23) | (0.04) | (0.08) | (1.50) |
| | | | | |
| 2000 | | | | |
| Revenues | $ 2,434 | 4,232 | 4,162 | 3,401 |
| Gross Profit (Loss) | 530 | 985 | 1,081 | (234) |
| Income (Loss) from Operations | (174) | 332 | 302 | (1,367) |
| Interest and Other Expense | 172 | 181 | 182 | 173 |
| Income (Loss) before Taxes | (346) | 151 | 120 | (1,540) |
| Net Income (Loss) | (346) | 151 | 120 | (2,091) |
| Income (Loss) per Share | $ ( 0.28) | 0.12 | 0.10 | (1.66) |

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

## PART III

Item 10. Directors and Executive Officers

The information required by Item 10 is incorporated by reference from the definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after November 30, 2002 and is included as Exhibit 99.1 hereto and incorporated herein by this reference.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from the definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after November 30, 2002 and is included as Exhibit 99.1 hereto and incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 12 is incorporated by reference from the definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after November 30, 2002 and is included as Exhibit 99.1 hereto and incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference from the definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after November 30, 2002 and is included as Exhibit 99.1 hereto and incorporated herein by this reference.

Item 14. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.
As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within the 90 days prior to the filing date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer along with the Company's Finance Manager. Based upon that evaluation, the Chief Executive Officer along with the Finance Manager concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in Internal Control.
There are no significant changes in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect such internal controls subsequent to the date of the Company's evaluation of its internal controls.

## PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K:

(a) Index to Financial Statements and Schedules

See index to financial statements and supporting schedules on page F-1.

(b) Reports on Form 8-K

No current Reports on Form 8-K have been filed during the last fiscal quarter of the period covered by this Report.

(c) Index to Exhibits

Any exhibits filed with the Securities and Exchange Commission will be supplied upon written request to John C. Breitung, President, Art's-Way Manufacturing Co., Inc., Highway 9 West, Armstrong, Iowa 50514. A charge will be made to cover copying costs. See Exhibit Index below.

Exhibits Required to be Filed

| Number | Exhibit Description |
|---|---|
| 2 | Agreement and Plan of Merger for Reincorporation of Company in Delaware. Incorporated by reference to Exhibit 2 of Annual Report on Form 10-K for the year ended May 27, 1989. |
| 3 | Certificate of Incorporation and By-laws for Art's-Way Manufacturing Co., Inc. Incorporated by reference to Exhibit 3 of Annual Report on Form 10-K for the year ended May 27, 1989. |
| 10 | Incorporated by reference are the Material Contracts filed as Exhibit 10 of the Annual Report on Form 10-K for the fiscal year ended May 30, 1981. |
| 10.1 | Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan. Incorporated by reference to Exhibit 28 (a) to the Art's-Way Manufacturing Co., Inc. Registration Statement on Form S-8 filed on October 23, 1992. |
| 10.2 | Art's-Way Manufacturing Co., Inc. Employee Stock Option Plan (1991). Incorporated by reference to Exhibit "A" to Proxy Statement for Annual Meeting of Stockholders held on October 15, 1991. |
| 10.3.1 | Incorporated by reference Art's-Way Manufacturing Co., Inc. Director Stock Option Plan (2001) as Exhibit 10.3.1 of the Annual Report on Form 10-K for the fiscal year ended November 30, 2002. |
| 10.4 | Asset Purchase Agreement between the Company and J. Ward McConnell, Jr., and Logan Harvesters, Inc. Incorporated by reference to Current Report on Form 8-K dated September 6, 1996. |
| 10.5 | Agreement dated February 12, 2002 between the Company and J. Ward McConnell, Jr., purchase of 640,000 shares of common stock. Incorporated by reference to Current Report on Form 8-K filed February 22, 2002. |
| 99.1 | Proxy Statement for 2003 Annual Meeting to be filed on or before 120 days after November 30, 2002. |

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

## Independent Auditors' Report

The Board of Directors
Art's-Way Manufacturing Co., Inc.:

We have audited the accompanying financial statements of Art's-Way Manufacturing Co., Inc. (the Company) as listed in the accompanying table of contents on page F-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended November 30, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 8, 2003, except as
to notes 7 and 17, which are
as of February 25, 2003
Omaha, Nebraska

# ART'S-WAY MANUFACTURING CO., INC.

## Table of Contents

## ART'S-WAY MANUFACTURING CO., INC.

Statements of Operations

Years ended November 30, 2002, 2001, and 2000

| | | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Net sales | $ | 10,899,822 | 10,891,398 | 14,229,178 |
| Cost of goods sold, excluding items below | | 8,130,059 | 8,768,676 | 11,867,404 |
| Loss on inventory disposition | | — | 1,082,441 | — |
| Asset impairment writedown | | — | 546,523 | — |
| Total cost of goods sold | | 8,130,059 | 10,397,640 | 11,867,404 |
| Gross profit | | 2,769,763 | 493,758 | 2,361,774 |
| Expenses: | | | | |
| Engineering | | 4,283 | 208,378 | 439,511 |
| Selling | | 552,107 | 529,225 | 701,289 |
| General and administrative | | 1,411,539 | 1,670,987 | 2,128,164 |
| Total expenses | | 1,967,929 | 2,408,590 | 3,268,964 |
| Income (loss) from operations | | 801,834 | (1,914,832) | (907,190) |
| Other income (expense): | | | | |
| Interest expense | | (170,260) | (411,101) | (559,785) |
| Other | | (58,439) | 9,208 | (148,454) |
| Total other expense | | (228,699) | (401,893) | (708,239) |
| Income (loss) before income taxes | | 573,135 | (2,316,725) | (1,615,429) |
| Income tax expense | | 4,032 | 65,176 | 550,557 |
| Net income (loss) | $ | 569,103 | (2,381,901) | (2,165,986) |
| Net income (loss) per share: | | | | |
| Basic | $ | 0.31 | (1.86) | (1.72) |
| Diluted | | 0.31 | (1.86) | (1.72) |
| Common shares and equivalent outstanding: | | | | |
| Basic | | 1,808,423 | 1,279,613 | 1,256,351 |
| Diluted | | 1,811,439 | 1,279,613 | 1,256,351 |

See accompanying notes to financial statements.

ART'S-WAY MANUFACTURING CO., INC.

Balance Sheets

November 30, 2002 and 2001

| Assets | | 2002 | 2001 |
|---|---|---|---|
| Current assets: | | | |
| Cash | $ | 75,358 | 4,375 |
| Accounts receivable-customers, net of allowance for doubtful accounts of $50,000 and $55,301 in 2002 and 2001, respectively | | 592,945 | 922,168 |
| Inventories | | 3,576,707 | 4,314,883 |
| Other current assets | | 95,385 | 54,157 |
| Total current assets | | 4,340,395 | 5,295,583 |
| Property, plant, and equipment, at cost | | 10,725,972 | 10,583,740 |
| Less accumulated depreciation | | 9,751,260 | 9,499,347 |
| Net property, plant, and equipment | | 974,712 | 1,084,393 |
| Inventories, noncurrent | | 430,509 | 375,125 |
| Other assets | | 175,849 | — |
| Total assets | $ | 5,921,465 | 6,755,101 |
| **Liabilities and Stockholders' Equity** | | | |
| Current liabilities: | | | |
| Notes payable to bank | $ | 319,222 | 2,073,704 |
| Current portion of term debt | | 356,669 | 962,040 |
| Accounts payable | | 523,492 | 984,052 |
| Customer deposits | | 249,756 | 64,449 |
| Accrued expenses | | 630,972 | 634,306 |
| Total current liabilities | | 2,080,111 | 4,718,551 |
| Long-term liabilities | | 187,204 | — |
| Term debt, excluding current portion | | 520,830 | 272,333 |
| Total liabilities | | 2,788,145 | 4,990,884 |
| Stockholders' equity: | | | |
| Common stock – $0.01 par value. Authorized 5,000,000 shares; issued 1,938,176 and 1,340,778 shares in 2002 and 2001, respectively | | 19,382 | 13,408 |
| Additional paid-in capital | | 1,634,954 | 1,249,611 |
| Retained earnings | | 1,478,984 | 909,881 |
| | | 3,133,320 | 2,172,900 |
| Less cost of common shares in treasury of 0 and 42,602 in 2002 and 2001, respectively | | — | 408,683 |
| Total stockholders' equity | | 3,133,320 | 1,764,217 |
| Total liabilities and stockholders' equity | $ | 5,921,465 | 6,755,101 |

See accompanying notes to financial statements.

ART'S-WAY MANUFACTURING CO., INC.

Statements of Stockholders' Equity

Years ended November 30, 2002, 2001, and 2000

| | Number of shares | Stated/ par value | Additional paid-in capital | Retained earnings | Treasury stock | Total |
|---|---|---|---|---|---|---|
| Balance, November 30, 1999 | 1,256,351 | $ 13,408 | 1,559,037 | 5,457,768 | (809,814) | 6,220,399 |
| Net loss | — | — | — | (2,165,986) | — | (2,165,986) |
| Balance, November 30, 2000 | 1,256,351 | 13,408 | 1,559,037 | 3,291,782 | (809,814) | 4,054,413 |
| Net loss | — | — | — | (2,381,901) | — | (2,381,901) |
| Shares reissued from treasury | 41,825 | — | (309,426) | — | 401,131 | 91,705 |
| Balance, November 30, 2001 | 1,298,176 | 13,408 | 1,249,611 | 909,881 | (408,683) | 1,764,217 |
| Net income | — | — | — | 569,103 | — | 569,103 |
| Shares issued from common stock | 597,398 | 5,974 | 740,774 | — | — | 746,748 |
| Shares reissued from treasury | 42,602 | — | (355,431) | — | 408,683 | 53,252 |
| Balance, November 30, 2002 | 1,938,176 | $ 19,382 | 1,634,954 | 1,478,984 | — | 3,133,320 |

See accompanying notes to financial statements.

ART'S-WAY MANUFACTURING CO., INC.

Statements of Cash Flows

Years ended November 30, 2002, 2001, and 2000

| | | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Cash flows from operations: | | | | |
| Net income (loss) | $ | 569,103 | (2,381,901) | (2,165,986) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | | |
| Gain on sale of property, plant, and equipment | | — | (1,308) | (6,616) |
| Depreciation and amortization | | 251,913 | 453,603 | 517,462 |
| Asset impairment writedown | | — | 546,523 | — |
| Deferred income taxes | | — | 62,900 | 550,557 |
| Changes in assets and liabilities: | | | | |
| (Increase) decrease in: | | | | |
| Accounts receivable | | 329,223 | 409,140 | 1,130,194 |
| Inventories | | 682,792 | 2,494,316 | 1,890,488 |
| Other current assets | | (41,228) | 36,512 | 10,011 |
| Other, net | | 11,355 | — | — |
| Increase (decrease) in: | | | | |
| Accounts payable | | (460,560) | (302,591) | (826,525) |
| Customer deposits | | 185,307 | (62,747) | 7,335 |
| Accrued expenses | | (3,334) | (353,030) | 70,908 |
| Net cash provided by operating activities | | 1,524,571 | 901,417 | 1,177,828 |
| Cash flows from investing activities: | | | | |
| Purchases of property, plant, and equipment | | (142,232) | (58,534) | — |
| Proceeds from sale of property, plant, and equipment | | — | 9,150 | 10,050 |
| Net cash provided by (used in) investing activities | | (142,232) | (49,384) | 10,050 |
| Cash flows from financing activities: | | | | |
| Payments of notes payable to bank | | (1,754,482) | (478,479) | (1,096,705) |
| Principal payments on term debt | | (356,874) | (465,259) | (360,101) |
| Proceeds from issuance of common stock | | 800,000 | 91,705 | — |
| Net cash used in financing activities | | (1,311,356) | (852,033) | (1,456,806) |
| Net increase (decrease) in cash | | 70,983 | — | (268,928) |
| Cash at beginning of period | | 4,375 | 4,375 | 273,303 |
| Cash at end of period | $ | 75,358 | 4,375 | 4,375 |
| Supplemental disclosures of cash flow information: | | | | |
| Cash paid during the period for: | | | | |
| Interest | $ | 170,260 | 411,101 | 559,785 |
| Income taxes | | 4,032 | 2,276 | 4,790 |

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Nature of Business*

The Company is primarily engaged in the fabrication and sale of metal products in the agricultural sector of the United States economy. Major product offerings include animal feed processing equipment, sugar beet and potato harvesting equipment, land maintenance equipment, finished mowing and crop shredding equipment, and seed planting equipment. A significant part of the Company's business is supplying tillage, hay blowers, and finish mowers to several original equipment manufacturers (OEMs). Another important part of the Company's business is after market service parts that are available to keep its branded and OEM produced equipment operating to the satisfaction of the end user of the Company's products.

(b) *Inventories*

Inventories are stated at the lower of cost or market, and cost is determined using the first-in, first-out (FIFO) method. Management monitors the carrying value of inventories using inventory control and review processes that include, but are not limited to, sales forecast review, inventory status reports, and inventory reduction programs. The Company records inventory writedowns to market based on expected usage information for raw materials and historical selling trends for finished goods. Writedowns of inventory create a new cost basis. Additional writedowns may be necessary if the assumptions made by management do not occur. The Company has classified inventories not expected to be consumed in its manufacturing process or its parts fulfillment business within the Company's normal operating cycle as a non-current asset in the accompanying balance sheets.

(c) *Auction Sale of Inventory*

During the fourth quarter of 2001, the Company held an auction to sell excess and obsolete inventory. The auction resulted in a loss of $1,082,441, and is included in cost of goods sold.

As a result of the inventory auction in the fourth quarter of 2001, the Company obtained better market information in regards to its aging inventory, leading to a writedown of inventory of approximately $300,000 in the fourth quarter of 2001.

(d) *Property, Plant, and Equipment*

Property, plant, and equipment are recorded at cost. Depreciation of plant and equipment is provided using the straight-line method, based on the estimated useful lives of the assets which range from three to thirty-three years.

(e) *Impairment of Long-lived Assets*

Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-lived Assets,* requires the review of long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. As of November 30, 2001, the Company determined the carrying costs of certain fixed asset tooling items were not recoverable because the Company had decided that it will no longer manufacture the products that this tooling was being used to produce. The impairment loss of $546,523 is included in cost of goods sold. As of November 30, 2002, the Company determined that no additional impairments have occurred relating to the Company's long-lived assets.

*(f)* *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

*(g)* *Revenue Recognition*

Revenue from sales of products is recognized when risk of ownership and title pass to the buyer.

*(h)* *Research and Development*

Research and development costs are expensed when incurred. Such costs approximated $12,000, $125,000, and $302,000 for the years ended November 30, 2002, 2001, and 2000, respectively.

*(i)* *Income (Loss) Per Share*

Basic net income (loss) per common share has been computed on the basis of the weighted average number of common shares outstanding. Diluted net income (loss) per share has been computed on the basis of the weighted average number of common shares outstanding plus equivalent shares assuming exercise of stock options.

The difference in shares utilized in calculating basic and diluted net income per share in 2002 represents the number of shares issued under the Company's stock option plans less shares assumed to be purchased with proceeds from the exercise of the stock options. Due to the net losses in 2001 and 2000, the anti-dilutive effect of the Company's stock option plans is not included in the calculation of diluted earnings per share for those periods. The reconciling item between the shares used in the computation of basic and diluted earnings per share for 2002 is 3,016 equivalent shares for the effect of dilutive stock options.

*(j)* *Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*

The Company has entered into an agreement whereby it can sell accounts receivable to a financial institution. The agreement provides for the Company to pay monthly interest on the face amount of each invoice at a rate of 2.75% over the prime rate (7.00% at November 30, 2002 and 8.25% at November 30, 2001) from the date of the invoice for 180 days, or the date of customer payment, whichever occurs first. The buyer is responsible for servicing the receivables, and has recourse to the Company for receivables outstanding greater than 180 days. The sale of the receivables has been reflected as a reduction of trade accounts receivable by the Company. At November 30, 2002 and 2001, there were approximately $182,000 and $324,000, respectively, of receivables outstanding which the Company had sold relating to this agreement. Interest paid to the financial institution was approximately $20,200, $24,200, and $94,700 for the years ended November 30, 2002, 2001, and 2000, respectively.

*(k) Stock Based Compensation*

The Company accounts for stock options in accordance with the provisions of APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Accordingly, the Company has not recognized compensation expense for its options granted in the years ended November 30, 2002, 2001, and 2000. Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock-Based Compensation,* permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and income per share disclosure for employee stock option grants, as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123. See note 10 for additional discussion and pro forma disclosures.

*(l) Use of Estimates*

Management of the Company has made a number of estimates and assumptions related to the reported amount of assets and liabilities, reported amount of revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates include the valuation of the Company's accounts receivable and inventories. Actual results could differ from those estimates.

*(m) Reclassifications*

Certain 2001 financial statement amounts have been reclassified to conform with the current year presentation.

*(n) Recently Issued Accounting Pronouncements*

During June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In October 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-lived Assets,* replacing SFAS 121, *Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of.* The Company is adopting the provisions of SFAS 144 during the first quarter of fiscal 2003, as required. The Company is currently evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of the adoption of this Interpretation and has not yet determined the effect of adoption on its financial position and results of operations.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* This Statement amends SFAS 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS 123 are effective for financial statements for fiscal years ending after December 15, 2002. The Company is currently evaluating the impact of adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

## (2) Liquidity

The Company is currently negotiating with various lenders to refinance the Company's debt (see note 17). The refinancing is intended to provide the Company with the needed funds to pay the Company's debt when due and to provide cash for the Company's ongoing operations. The Company plans to increase its sales and profits through expansion of its sales force and further development and promotion of its product lines. However, there can be no assurance as to whether additional debt funding will be obtained, or the terms of any such funding. Failure to obtain the additional funding on acceptable terms could result in the inability of the Company to implement its business plan or pay its debt if demanded on December 1, 2003.

## (3) Allowance for Doubtful Accounts

A summary of the Company's activity in the allowance for doubtful accounts is a follows:

| | | |
|---|---|---|
| Balance, November 30, 1999 | $ | 223,696 |
| Additions: | | |
| Charged to operating expenses | | 188,689 |
| Deduct: | | |
| Accounts charged off | | (336,082) |
| Balance, November 30, 2000 | | 76,303 |
| Additions: | | |
| Charged to operating expenses | | 48,000 |
| Deduct: | | |
| Accounts charged off | | (69,002) |
| Balance, November 30, 2001 | | 55,301 |
| Additions: | | |
| Charged to operating expenses | | 5,799 |
| Deduct: | | |
| Accounts charged off | | (11,100) |
| Balance, November 30, 2002 | $ | 50,000 |

(4) Inventories

Major classes of inventory are:

| | | November 30 | |
|---|---|---|---|
| | | 2002 | 2001 |
| Raw materials | $ | 1,065,166 | 749,544 |
| Work in process | | 1,209,007 | 1,181,870 |
| Finished goods | | 1,733,043 | 2,758,594 |
| Total | | 4,007,216 | 4,690,008 |
| Less inventories classified as current | | 3,576,707 | 4,314,883 |
| Inventories, noncurrent | $ | 430,509 | 375,125 |

(5) Property, Plant, and Equipment

Major classes of property, plant, and equipment are:

| | | November 30 | |
|---|---|---|---|
| | | 2002 | 2001 |
| Land | $ | 180,909 | 180,909 |
| Buildings and improvements | | 2,621,795 | 2,615,573 |
| Manufacturing machinery and equipment | | 7,713,760 | 7,577,750 |
| Trucks and automobiles | | 89,626 | 89,626 |
| Furniture and fixtures | | 119,882 | 119,882 |
| Total | $ | 10,725,972 | 10,583,740 |

(6) Accrued Expenses

Major components of accrued expenses are:

| | | November 30 | |
|---|---|---|---|
| | | 2002 | 2001 |
| Salaries, wages, and commissions | $ | 294,220 | 294,961 |
| Accrued warranty expense | | 60,232 | 67,426 |
| Other | | 276,520 | 271,919 |
| Total | $ | 630,972 | 634,306 |

## (7) Loan and Credit Agreements

The Company has a credit agreement with a lending institution (lender) that provides for a revolving line of credit (credit facility) and a term loan, and expires December 1, 2003. The credit facility allows for borrowings up to $4,500,000, subject to borrowing base percentages on the Company's accounts receivable and inventory, and allowing for letters of credit up to $100,000. At November 30, 2002, the Company has borrowed $319,222 and has $100,000 in outstanding letters of credit. At November 30, 2001, the Company had borrowed $2,073,704 and had $100,000 in outstanding letters of credit. At November 30, 2002 and 2001, $1,038,000 and $68,000 were available for borrowings, respectively. The interest rate is based on the lender's referenced rate and is variable based upon certain performance objectives. Under the terms of the agreement, the Company will not pay more than 4% over the reference rate, nor less than the reference rate during the term of agreement. The outstanding borrowings bear interest at 8.25% at November 30, 2002 and 9.00% at November 30, 2001.

The term loan was for an original principal amount of $1,991,000. The principal amount is repayable in monthly installments of $23,700 with the remaining unpaid balance due on December 1, 2003.

All loans, advances and other obligations, liabilities, and indebtedness of the Company are secured by all present and future assets. The Company pays an unused line fee equal to three-eighths of 1% of the unused portion of the revolving line of credit. The Company's cash account has been restricted by the lender, such that any available cash is used to pay down on the credit facility.

During 1999, the Company was notified by its lender that the Company did not fit the lender's customer profile and was requested to relocate its financing needs.

At November 30, 2000 and 1999, the Company was in default of a loan covenant, the fixed maturity coverage ratio, of their credit facility and term loan. The lender notified the Company that the current loan agreement provided that the lender may, as a result of any event of default, accelerate the payment of all obligations. As a result, all term borrowings associated with this lender had been classified as current. The lender did not call for the acceleration of the payment of all obligations, but retained the right to do so at any time.

The initial term of the loan agreement ended on August 31, 2000. In a letter dated May 26, 2000, the Company was notified that the lender did not intend to extend the term of the loan agreement beyond the termination date. Therefore, all of the obligations outstanding under the credit agreement and term loan amounting to $4,383,825 at August 31, 2000 were due and payable on August 31, 2000.

During the period between August 31, 2000 and August 31, 2001, the loan agreement was amended several times to provide for extensions of various lengths from 30 days to 90 days. On September 1, 2001, the bank sold the loan to another lending institution (new lender). Under this arrangement, the Company continued to operate under the same terms as existed prior to the sale. The new lender granted extensions from September 1, 2001 through November 15, 2001. On February 25, 2003 (see note 17), the lender granted forbearance and waived its right to demand payment because of existing covenant defaults until December 1, 2003. Therefore, the portion of the term loan not due until December 1, 2003 has been classified as long-term debt in the accompanying balance sheet.

Management believes alternative long-term financing can be obtained from different lenders on acceptable terms and that the Company will be able to meet its obligations under a new credit agreement when completed.

Accounts payable at November 30, 2002 and 2001 includes book overdraft amounts of $0 and $43,323, respectively.

A summary of the Company's term debt is as follows:

| | | 2002 | 2001 |
|---|---|---|---|
| Installment term loan payable in monthly installments of $23,700 plus interest at 4% over the bank's national money market rate (8.25%), due on demand, secured (a) | $ | 605,371 | 889,771 |
| State of Iowa Community Development Block Grant promissory notes at 0% interest, maturity 2006 with quarterly principal payments of $11,111 | | 166,667 | 211,111 |
| State of Iowa Community Development Block Grant local participation promissory notes at 4% interest, maturity 2006, with quarterly payments of $7,007 | | 105,461 | 133,491 |
| Total term debt | | 877,499 | 1,234,373 |
| Less current portion of term debt | | 356,669 | 962,040 |
| Term debt, excluding current portion | $ | 520,830 | 272,333 |

(a) All borrowings under the installment term loan payable are secured by the cash, accounts receivable, inventories, and property, plant, and equipment of the Company. The agreement required the Company to maintain specified ratios, as defined, of debt-to-tangible net worth and net cash income to current maturities, and restricted the Company from issuing any dividends. See note 17.

A summary of the minimum maturities of term debt follows for the years ending November 30:

| | | Amount |
|---|---|---|
| Year: | | |
| 2003 | $ | 356,669 |
| 2004 | | 394,005 |
| 2005 | | 73,334 |
| 2006 | | 53,491 |

## (8) Long-Term Liabilities

Under an agreement with a former manufacturer of one of the Company's product lines, the Company is required to remit annual royalty payments through fiscal year 2007 for the right to manufacture and sell the product line. The agreement calls for the payment of royalties based on a percentage of the product line's annual sales, subject to annual and aggregate minimums, as defined in the agreement. A summary of the minimum payments follows for the years ending November 30:

| | | Amount |
|---|---|---|
| Year: | | |
| 2003 | $ | 21,753 |
| 2004 | | 30,000 |
| 2005 | | 30,000 |
| 2006 | | 30,000 |
| 2007 | | 160,000 |
| Total minimum royalty payments | | 271,753 |
| Less amount representing discount (9%) | | 62,796 |
| Present value of minimum royalty payments | | 208,957 |
| Less current portion, classified as accrued expenses | | 21,753 |
| Long-term liabilities | $ | 187,204 |

## (9) Employee Benefit Plans

The Company sponsors a defined contribution 401(k) savings plan which covers substantially all full-time employees who meet eligibility requirements. Participating employees may contribute as salary reductions a minimum of 4% of their compensation up to the limit prescribed by the Internal Revenue Code. The Company may make matching contributions at a discretionary percent upon approval from the Board of Directors. No contributions were made by the Company in the years ended November 30, 2002, 2001, and 2000.

## (10) Stock Option Plans

Under the 2001 Director Option Plan, stock options may be granted to non-employee directors to purchase shares of common stock of the Company at a price not less than fair market value at the date the options are granted. Nonemployee directors who have served for at least one year are automatically granted options to purchase 5,000 shares of common stock. Options granted are nonqualified stock options. The option price, vesting period, and term are set by the Compensation Committee of the Board of Directors of the Company. Options for an aggregate of 50,000 common shares may be granted under the Plan. Each option will be for a period of 10 years and may be exercised at a rate of 25% at the date of grant and 25% on the first, second, and third anniversary date of the grant on a cumulative basis. At November 30, 2002, the Company had approximately 20,000 shares available for issuance pursuant to subsequent grants under the 2001 Director Option Plan.

Under the 1991 Employee Stock Option Plan, stock options may be granted to key employees to purchase shares of common stock of the Company at a price not less than fair market value at the date the options are granted. Options granted may be either nonqualified or incentive stock options. The option price, vesting period, and term are set by the Compensation Committee of the Board of Directors of the Company. Options for an aggregate of 100,000 common shares may be granted. Each option will be for a period of 10 years and may be exercised at a rate of 25% at the date of grant and 25% on the first, second, and third anniversary date of the grant on a cumulative basis. Effective April 2001, the period available for option grants under the 1991 Employee Stock Option Plan expired, and as a result, 0 shares are available for issuance pursuant to subsequent grants under the 1991 Employee Stock Option Plan.

A summary of changes in the stock option plans is as follows:

| | November 30 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Options outstanding at beginning of period | 61,500 | 46,500 | 51,500 |
| Granted | 5,000 | 40,000 | — |
| Canceled | (26,500) | (25,000) | (5,000) |
| Options outstanding at end of period | 40,000 | 61,500 | 46,500 |
| Options price range for the period | $2.320 to $3.03 | $2.320 to $6.750 | $6.000 to $10.375 |
| Options exercisable at end of period | 18,750 | 31,500 | 46,500 |

At November 30, 2002, 2001, and 2000, the weighted-average remaining contractual life of options outstanding was 8.6 years, 7.0 years, and 2.4 years, respectively, and the weighted-average exercise price was $2.64, $3.89, and $8.27, respectively. The weighted-average exercise price for options exercisable at November 30, 2002 was $2.63.

The per share weighted-average fair value of stock options granted during the years ended November 30, 2002, 2001, and 2000, was $1.74, $2.39, and $4.73, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: November 30, 2002 – expected dividend yield 0.0%, risk-free interest rate 4.19%, expected volatility factor of 31.59%, and an expected life of 10 years; November 30, 2001 – expected dividend yield 0.0%, risk-free interest rate of 4.92%, expected volatility factor of 29.25%, and an expected life of 10 years; November 30, 2000 – expected dividend yield 0.0%, risk-free interest rate of 5.65%, expected volatility factor of 29.36%, and an expected life of 10 years.

Since the Company applies APB Opinion No. 25 in accounting for its plans, no compensation cost has been recognized for its stock options in the financial statements. Had the Company recorded compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

| | | November 30 | | |
|---|---|---|---|---|
| | | 2002 | 2001 | 2000 |
| Net income (loss): | | | | |
| As reported | $ | 569,103 | (2,381,901) | (2,165,986) |
| Pro forma | | 557,602 | (2,392,509) | (2,169,855) |
| Basic net income (loss) per share: | | | | |
| As reported | $ | 0.31 | (1.86) | (1.72) |
| Pro forma | | 0.31 | (1.87) | (1.73) |
| Diluted net income (loss) per share: | | | | |
| As reported | $ | 0.31 | (1.86) | (1.72) |
| Pro forma | | 0.31 | (1.87) | (1.73) |

(11) Leases

The Company has a single noncancelable-operating lease that expires in 2004. Rental expense for operating leases during 2002, 2001, and 2000 was $27,740, $32,021, and $34,192, respectively.

Future minimum lease payments under the noncancelable-operating lease as of November 30, 2002 are:

| | | Amount |
|---|---|---|
| Year ending November 30: | | |
| 2003 | $ | 3,567 |
| 2004 | | 1,486 |

In the ordinary course of business, the Company expects to renew or replace this lease as it expires.

(12) Income Taxes

Total income tax expense (benefit) for the years ended November 30, 2002, 2001, and 2000 consists of the following:

| | | November 30 | | |
|---|---|---|---|---|
| | | 2002 | 2001 | 2000 |
| Current: | | | | |
| Federal | $ | — | — | — |
| State | | 4,032 | 2,276 | — |
| | | 4,032 | 2,276 | — |
| Deferred: | | | | |
| Federal | | — | 62,900 | 550,577 |
| State | | — | — | — |
| | | — | 62,900 | 550,577 |
| | $ | 4,032 | 65,176 | 550,577 |

The reconciliation of the statutory Federal income tax rate and the effective tax rate are as follows:

| | November 30 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Statutory federal income tax rate | 34.0% | (34.0) | (34.0) |
| Increase (decrease) due to: | | | |
| Change in valuation allowance | (34.0) | 36.7 | 67.6 |
| Other-net | 0.7 | 0.0 | 0.5 |
| | 0.7% | 2.7 | 34.1 |

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets at November 30, 2002 and 2001 are presented below:

| | | November 30 | |
|---|---|---|---|
| | | 2002 | 2001 |
| Deferred tax assets: | | | |
| Net operating loss carryforwards | $ | 1,184,343 | 1,325,218 |
| Tax credits | | 150,969 | 150,969 |
| Accrued expenses | | 65,869 | 55,427 |
| Inventory capitalization | | 126,297 | 219,423 |
| Asset reserves | | 295,188 | 261,494 |
| Property, plant, and equipment | | 90,343 | 95,473 |
| Total deferred tax assets | | 1,913,009 | 2,108,004 |
| Less valuation allowance | | 1,913,009 | 2,108,004 |
| Net deferred tax assets | $ | — | — |

For tax purposes, the Company has available at November 30, 2002, net operating loss carryforwards of approximately $3,483,000 which will begin to expire in the year 2013. The Company also has approximately $110,000 of research and development credits and $41,000 of state tax credits which begin to expire in the years 2007 and 2008, respectively.

The Company has established a deferred tax asset valuation allowance of approximately $1,913,000 at November 30, 2002, due to the uncertainty of realizing its deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(13) Litigation and Contingencies

Various legal actions and claims are pending against the Company. In the opinion of management, adequate provisions have been made in the accompanying financial statements for all pending legal actions and other claims.

## (14) Credit Concentration

The Company's sales to one major OEM were $1,827,465, $2,213,054, and $3,192,642 for the years ended November 30, 2002, 2001, and 2000, respectively. Accounts receivable from this customer are unsecured, and were $58,755 and $152,340 at November 30, 2002 and 2001, respectively.

## (15) Disclosures About the Fair Value of Financial Instruments

SFAS 107, *Disclosures about Fair Value of Financial Instruments,* defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At November 30, 2002 and 2001, the carrying amount approximates fair value for cash and cash equivalents, accounts receivable, accounts payable, notes payable to bank, term debt, and other current and long-term liabilities. The carrying amounts approximate fair value because of the short maturity of these instruments. The fair value of the Company's installment term loan payable also approximates fair value because the interest rate is variable as it is tied to the lender's national money market rate.

## (16) Related Party Transaction

In February 2002, the Company sold 640,000 shares of common stock to an existing shareholder, Mr. J. Ward McConnell, Jr., at estimated fair value. Proceeds from the sale of the stock were $800,000. Mr. McConnell has agreed that without prior approval of the Board of Directors, excluding himself and his son, he will not acquire as much as fifty percent (50%) of the Company's common stock and will not take the Company private. Immediately after the transaction, Mr. McConnell was elected as Chairman of the Board of Directors of the Company. His son, Mr. Marc McConnell, is also a Board Member.

## (17) Subsequent Event

On February 25, 2003, the Company's secured lender granted the Company forbearance on the lender's ability to call the Company's debt in relation to the Company's past violations of the debt's financial covenants through December 1, 2003. The amendment and forbearance agreement waives the Company's requirements to comply with the financial covenants of the loan agreement through December 1, 2003. The lender has retained its rights and remedies under the loan agreement if an additional event of default occurs, if a material adverse change occurs as defined in the agreement, or if the Company fails to comply with any other parts of the loan agreement.

As a result of this amendment and forbearance, $320,971 of the term loan is classified as term debt, excluding current portion, at November 30, 2002 in the accompanying balance sheet. This amount will be shown as a current liability in the Company's financial statements subsequent to November 30, 2002 as the due date will be within one year of the date of any subsequent financial statements to be issued by the Company.

The amendment and forbearance agreement also reduces the maximum borrowings available under the revolving line of credit to $2,000,000. As of November 30, 2002, the Company had $1,038,000 of availability remaining on the revolving line of credit. The revolving line of credit is shown as a current liability, as of November 30, 2002, as it is the Company's intention to pay the revolving line of credit within the next year.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on January 22, 2003

ART'S-WAY MANUFACTURING CO., INC.

By: ______________________
J. Ward McConnell, Jr.
Chairman of the Board

By: ______________________
John Breitung
President

By: ______________________
Seth Labore
Finance Manager

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| J. Ward McConnell, Jr. | Chairman of the Board and Director | January 22,2003<br>Date |
| David R. Castle | Director | January 22,2003<br>Date |
| George A. Cavanaugh, Jr | Director | January 22,2003<br>Date |
| James L. Koley | Director | January 22,2003<br>Date |
| Douglas McClellan | Director | January 22,2003<br>Date |
| Marc H. McConnell | Director | January 22,2003<br>Date |

CERTIFICATION OF FINANCIAL STATEMENTS

Pursuant to 18 U.S.C. 63 § 1350, the Chief Executive Officer and the Finance Manager of Art's-Way Manufacturing Co., Inc. (the "Company"), hereby certify that this Form 10-K and the financial statements thereto fully comply with the requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-K and the financial statements thereto fairly present, in all material respects, the financial condition and results of operations of the Company.

John C. Breitung
Chief Executive Officer

2-26-2003
Date

Seth F. LaBore
Finance Manager

2-26-2003
Date

OM504758.1

## CERTIFICATIONS

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Public Law Number107-204), the Chief Executive Officer of the Company certifies that:

1) I have reviewed this report;

2) Based upon my knowledge, this report does not contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based upon my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations, and cash flows of the Company as of, and for, the period presented in this report;

4) The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Company and its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the Company's disclosure controls and procedures within 90 days prior to the filing date of this report (the "Evaluation Date");

   c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company board of directors (or persons performing equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6) The Company's other certifying officers have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

John C. Breitung

John C. Breitung
Chief Executive Officer

2-26-2003

Date

## CERTIFICATIONS

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Public Law Number107-204), the Finance Manager of the Company certifies that:

1) I have reviewed the report;

2) Based upon my knowledge, this report does not contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based upon my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations, and cash flows of the Company as of, and for, the period presented in this report;

4) The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the Company and its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) evaluated the effectiveness of the Company's disclosure controls and procedures within 90 days prior to the filing date of this report (the "Evaluation Date");

    c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company board of directors (or persons performing equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6) The Company's other certifying officers have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Seth LaBore

Seth LaBore
Finance Manager

2-26-2003

Date

OM504760.1

# CORPORATE INFORMATION

## DIRECTORS

J. Ward McConnell, Jr.
Chairman of the Board of Directors
Private Investor

George A. Cavanaugh, Jr.
Chairman of Compensation & Stock Option Committee
Retired President, Cavanaugh and Associates
(Manufacturer's representative)

Douglas McClellan
President of Filtration Unlimited

David R. Castle
Chairman of the Audit Committee
Avery Weigh-Tronix
Director of Operations Worldwide

James L. Koley
Chairman of the Board of the law firm
Koley, Jessen P.C.
A Limited Liability Organization

Marc H. McConnell
President of Babcock Co., Inc.

## OFFICERS

John C. Breitung
President

## MANAGEMENT

| | |
|---|---|
| John C. Breitung | President |
| Donald R. Leach | Manager of Purchasing & Logistics |
| Howard W. Taylor | Manager of Engineering |
| Kevin R. Zahrt | Manager of Sales |
| Seth LaBore | Manager of Finance |
| Bart Saxton | Manager of Information Services |
| Joel P. Taylor | Manager of Manufacturing |

## CORPORATE INFORMATION

Principal Office
5556 Highway 9
Armstrong, Iowa 50514-0288

Registered Office
The Corporation Trust Co.
1209 Orange Street
Wilmington, Delaware

Auditors
KPMG LLP
Omaha, Nebraska

Transfer Agent
American Stock Transfer and Trust Company
New York, New York

Stock Information
John C. Breitung
(712) 864-3131

Trading Information
Small Cap Stock Market
NASDAQ symbol: ARTW

**Art's-Way Manufacturing Co., Inc.**
**Armstrong, IA 50514-0288**